SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )1

                          ALL SEASONS GLOBAL FUND, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   01663K-101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             WARREN LICHTENSTEIN
                            Steel Partners II, L.P.
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 446-5217
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 September 18, 1995
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

              Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                       Exhibit Index appears on Page 12

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               560,700
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           560,700
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                           560,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               45,036(2)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           45,036(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        45,036(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        .5
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------

     (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               605,736(3)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           605,736(3)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        605,736(3)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------

      (3) Includes 560,700 Shares owned by Steel Partners II, L.P. and 45,036 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               605,736(4)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           607,536(4)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        605,736(4)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------

      (4) Includes 560,700 Shares owned by Steel Partners II, L.P. and 45,036 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of All Seasons Global Fund, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 250 Park Avenue South, Suite 200, Winter Park, Florida 32789.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services, Ltd., a New York Corporation ("Services"), Warren G. Lichtenstein and Lawrence Butler. The general partner of Steel Partners II is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. Steel Partners, Ltd., a New York corporation ("SPL"), is the general partner of Associates. The sole executive officers, directors and shareholders of SPL are Mr. Lichtenstein and Mr. Butler, each of whom is a United States citizen. Messrs. Lichtenstein and Butler are the sole executive officers, directors and shareholders of Services. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of their positions with Steel Partners II and Services, each of Mr. Lichtenstein and Mr. Butler independently has the sole power to vote and dispose of the Issuer's Shares owned by Steel Partners II and Services. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal business of Services is providing management and advisory services. The principal occupation of Mr. Lichtenstein and Mr. Butler is investing in securities of microcap companies. In addition, Mr. Butler is the president of Alpha Technologies Group, Inc., a NASDAQ company engaged in the electronics components business.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the 560,700 Shares of Common Stock owned by Steel Partners II is $2,142,422. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 45,036 Shares of Common Stock beneficially owned by Services is $184,225. Such Shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), the Fund may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the Shares of the Issuer based on the Reporting Persons' belief that the Shares at current market prices represent an attractive investment opportunity, based primarily on the discount of the purchase price to the Issuer's net asset value. The Reporting Persons believe that over 50% of the Issuer's net assets consist of cash and government securities. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

         The Reporting Persons intend to enter into discussions with the Issuer in order to explore various means to eliminate the discount to net asset value. As part of these discussions, the Reporting Person may request that the Issuer convert from a closed-end investment company into an open-end investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Such a conversion would require, among other things, approval by the Issuer's shareholders under Section 13 of the 1940 Act and Maryland corporate law, various changes in the Issuer's certificate of incorporation, potential changes in its investment policy to comply with regulatory requirements applicable to open-end funds or other changes not yet determined by the Reporting Persons, and the filing and effectiveness of a new registration statement for the Issuer's

Shares under the  Securities  Act of 1933 and the 1940 Act.

         If the incumbent Board of Directors of the Issuer refuses to initiate and take appropriate actions required in order for the Issuer to eliminate the discount to net asset value (which may include conversion to an open-end investment company) on terms and on a timetable acceptable to the Reporting Persons, the Reporting Persons may seek other alternatives, which may include, without limitation, (i) submitting or supporting shareholder proposals to convert the Issuer to an open-end investment company, (ii) calling a special meeting of shareholders to replace the Board of Directors or the Issuer's investment advisor or nominating a slate of nominees or introducing a resolution seeking the discharge of the Issuer's current investment advisor at the Issuer's next annual meeting, or (iii) seeking a liquidation of the Issuer's underlying portfolio and a distribution of the proceeds to shareholders.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,492,557 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Semi-annual Report for the six-months ended June 30, 1995.

As of the close of business on September 27, 1995:

         Steel Partners II beneficially owns 560,700 Shares of Common Stock, constituting approximately 6.6% of the Shares outstanding and Services beneficially owns 45,036 Shares, constituting approximately .5% of the Shares outstanding. Collectively, the Reporting Persons own 605,736 Shares, constituting approximately 7.1% of the Shares outstanding. Mr. Lichtenstein and Mr. Butler may each be deemed to beneficially own all shares owned by Steel Partners II and Services by virtue of their authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

         (b) By virtue of their positions with Steel Partners II and Services each of Messrs. Lichtenstein and Butler independently has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

         (d) Other than the Fund, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.   Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 27, 1995                      STEEL PARTNERS II, L.P.

                                             By: Steel Partners Associates, L.P.
                                                 General Partner

                                             By: Steel Partners, Ltd.
                                                 General Partner


                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer

                                             STEEL PARTNERS SERVICES, LTD.

                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer


                                             /s/ Warren G. Lichtenstein
                                             ------------------------------
                                                 WARREN G. LICHTENSTEIN


                                             /s/ Lawrence Butler
                                             ------------------------------
                                                 LAWRENCE BUTLER

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days



Shares of Common                  Price Per                     Date of
Stock Purchased                   Share                         Purchase
---------------                   -----                         --------

                             STEEL PARTNERS II, L.P.

    3,500                         $3.9775                        09/18/95

    1,000                          4.1000                        09/20/95

    1,500                          4.0400                        09/20/95

    2,000                          4.1025                        09/21/95

   11,200                          4.0900                        09/21/95

   96,500                          4.1450                        09/27/95

   12,500                          4.0625                        09/27/95

    2,500                          4.0400                        09/27/95


                          STEEL PARTNERS SERVICES, LTD.

    5,000                          4.1025                        09/22/95

   10,500                          4.0400                        09/22/95

    1,900                          4.0400                        09/26/95

   12,136                          4.1100                        09/26/95

   12,000                          4.1025                        09/27/95

    3,500                          4.1450                        09/27/95



                               WARREN LICHTENSTEIN
                               -------------------
                                      None.


                                 LAWRENCE BUTLER
                                 ---------------
                                      None.

                                  EXHIBIT INDEX


Exhibit                                                        Page

1.       Joint Filing Agreement                                 13

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July 11, 1995 (including amendments thereto) with respect to the Common Stock of All Seasons Global Fund, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  September 27, 1995  STEEL PARTNERS II, L.P.

                            By:  Steel Partners Associates, L.P. General Partner

                            By:  Steel Partners, Ltd. General Partner


                            By:/s/ Warren G. Lichtenstein
                               --------------------------
                                   Warren G. Lichtenstein,
                                   Chief Executive Officer

                            STEEL PARTNERS SERVICES, LTD.


                            By:/s/ Warren G. Lichtenstein
                               --------------------------
                                   Warren G. Lichtenstein,
                                   Chief Executive Officer

                            /s/ Warren G. Lichtenstein
                            --------------------------
                            WARREN G. LICHTENSTEIN


                            /s/ Lawrence Butler
                            -------------------
                            LAWRENCE BUTLER